BRIAN M. BROWN

Admitted in Virginia and Michigan

(804) 343-5023

bbrown@woodsrogers.com

July 8, 2015

VIA ELECTRONIC FILING

United States Securities and Exchange Commission

Division of Corporate Finance

Terence O’Brien, Accounting Branch Chief

Melissa N. Rocha, Senior Assistant Chief Accountant

Tracey McKoy, Staff Accountant

RE:	Trex Company, Inc.

Form 10-K for the Year Ended December 31, 2014

Filed February 24, 2015

File No. 1-14649

Dear Ms. Rocha and Ms. McKoy:

Trex Company, Inc. (“Trex”) recently received a letter dated June 26, 2015, from the U.S. Securities and Exchange Commission (“SEC”) requesting that Trex respond to SEC comments concerning certain of its recent filings. Trex is diligently working to provide the requested information and respond to the comments. On behalf of Trex, Woods Rogers PLC is hereby requesting additional time for Trex to respond to the comments in order to accommodate the schedules of certain key personnel and the Trex off-site Board of Directors, Board Committees and yearly strategy meetings currently scheduled to be held during the last week of July. Pursuant to our conversations, please accept this letter as confirmation of our agreement that the SEC will grant Trex an extension to respond to the June 26 letter no later than August 3, 2015.

Thank you for your consideration on this matter.

Very truly yours,

WOODS ROGERS PLC

/s/ Brian M. Brown

Riverfront Plaza, West Tower / 901 East Byrd Street, Suite 1550 / Richmond,

Virginia 23219

(804) 343-5020 / Fax (804) 343-5021

Offices also in Roanoke, Charlottesville and Danville, Virginia